

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 27, 2014

Via E-mail
Martin Nielson
Chief Executive Officer and Director
E-Waste Systems, Inc.
1350 E. Flamingo, #3101
Las Vegas, NV 89119

> **Re: E-Waste Systems, Inc.**
> **Amendment No. 2 to Item 4.02 Form 8-K**
> **Filed January 22, 2014**
> **Amendment No. 1 to Item 4.02 Form 8-K**
> **Filed January 22, 2014**
> **File No. 000-54657**

Dear Mr. Nielson:

We have reviewed your amended filings as well as your responses submitted on January 24, 2014 and have the following comments. In our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within five business days by amending your filings, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filings and the information you provide in response to these comments, we may have additional comments.

General

1. We note your response dated January 24, 2014 to comment 6 of our letter dated January 7, 2014. You state in the introductory paragraph of the letter that "[t]he company understands that it is responsible for the adequacy and accuracy of the disclosure in the *upcoming amended filing*." The representations in our comment did not relate solely to upcoming amended filings, rather the filings upon which we commented, including the original filings prior to any amendments. To convey your understanding of this matter, in your response to this comment letter, please provide a written statement from the company using the exact language that we previously requested, i.e.:

- The company is responsible for the adequacy and accuracy of the disclosure in the filings.

Item 4.02 Forms 8-K/A filed January 22, 2014

2. With respect to the amended Item 4.02 Form 8-K filed January 22, 2014 related to your Form 10-Q for the quarterly period ended March 31, 2013, please amend to specifically <u>disclose</u> whether the audit committee, or the board of directors in the absence of an audit committee, or authorized officer or officers, discussed with the independent accountant the matters disclosed in the filing pursuant to Item 4.02(b)(4) of Form 8-K.

3. With respect to the amended Item 4.02 Form 8-K filed January 22, 2014 related to your Form 10-Q for the quarterly period ended June 30, 2013, we note several inconsistencies. For example, you disclose in the explanatory note that the amendment relates to the 8-K filed November 19, 2013. It is our understanding that the 8-K filed November 19, 2013 related to your Form 10-Q for the quarterly period ended March 31, 2013. We also note in the third paragraph of the text within Item 4.02 that your auditor notified you of its non-reliance determination on November 16, 2013. However, you did not file an amended Form 10-Q subsequent to this date. Please amend your filing to remove inconsistencies, clearly state which filing the Item 4.02 Form 8-K relates to and provide <u>all</u> information required by Item 4.02 of Form 8-K.

You may contact Jarrett Torno, Staff Accountant at (202) 551-3703 if you have questions. In his absence you may contact me at (202) 551-3737.

Sincerely,

/s/ Jennifer Thompson

Jennifer Thompson
Accounting Branch Chief